United States securities and exchange commission logo





                              June 18, 2020

       Carla Rissell
       Chief Executive Officer
       Starstream Entertainment, Inc.
       1227 N Atlantic Ave.
       New Smyrna Beach, FL 32169

                                                        Re: Starstream
Entertainment, Inc.
                                                            Amendment No. 1
                                                            Offering Statement
on Form 1-A
                                                            Filed on June 5,
2020
                                                            File No. 024-11197

       Dear Ms. Rissell:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2020 letter.

       Amendment No. 1 to Offering Statement filed on June 5, 2020

       Cover Page

   1. It appears that you have revised your risk factor disclosure at page 3 in response to our prior comment 1. Please
also revise the cover page of the offering circular to disclose the voting preference of
the Series B preferred and the percentage of the vote that will be controlled by your
management if all or some of the shares are sold in the offering.
       The Current Coronavirus Pandemic, page 5

   2. We note your discussion of the general impact of COVID-19 on the global supply chain, market, and economies.
Please also include management's outlook for the near future and
 Carla Rissell
Starstream Entertainment, Inc.
June 18, 2020
Page 2
      whether you expect the pandemic to have a material impact on your revenues in your current or future financial periods. If the pandemic required you to close your operations, please disclose that information and when you reopened, or expect to reopen, your operations.
We are classified as a "smaller reporting company", page 10

3. Please revise your disclosure to describe your ongoing filing requirements after qualification under Regulation A. Also, please revise your risk factor to clarify that the company suspended its reporting obligations on October 6, 2014 and therefore is not currently a reporting company.
Use of Proceeds, page 18

4. We note your response to prior comment 4 and re-issue in part. Please address how your operations may be limited if you are not able to sell all of the shares offered. In this regard, consider if, and how long, the timeline to achieve your immediate objectives will be altered or extended if you do not receive full offering proceeds. Additionally, we note that your tables on page 19 do not specify the amount to be devoted to working capital.
      Please advise or revise to clarify.
Exhibits

5. We are unable to locate your response to prior comment 5; therefore we re-issue our prior comment on the exclusive forum and jury trial waiver provisions contained in your subscription agreement.
       You may contact Stephen Kim at (202) 551-3291 or Doug Jones at (202) 551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameCarla Rissell
                                                            Division of
Corporation Finance
Comapany NameStarstream Entertainment, Inc.
                                                            Office of Trade &
Services
June 18, 2020 Page 2
cc:       Donnell Suares, Esq.
FirstName LastName